

July 26, 2012

Via E-mail
Robert L. Newell
President
Black Hawk Funding, Inc.
1950 W. Bellerive Lane, Suite 109
Coeur d'Alene, ID 83814

Re: **Black Hawk Funding, Inc.**
       Form 1-A
       Filed June 29, 2012
       File No. 024-10323

Dear Mr. Newell:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to provide your disclosure with respect to all comments in the question and answer format in accordance with Form 1-A. For example only, we note your disclosure relating to paragraphs 5, 6, 26 and 27 of your offering circular.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 5

2.   We note your disclosure that you issued shares to Mr. Newell and Mr. Wilson in exchange for services and that you issued shares to Mr. Lake in exchange for seed capital. Please revise to provide the value of services provided by Mr. Newell and Mr. Wilson and the amount of seed capital provided by Mr. Lake. In addition, please clarify the basis for computing the amount of securities that were issued to these individuals. Please refer to Item 5(a)(3), Part I, of Form 1-A. Please also revise to provide this

disclosure in your response to comment 7(b).

3.   Please revise your disclosure to specify the number of Series B Preferred shares received by Mr. Newell, Mr. Lake and Mr. Wilson.

Item 7. Marketing Arrangements, page 6

4.   Please revise your disclosure to identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed or revise to clarify that Item 7(b), Part I, of Form 1-A is not applicable.

Part II – Offering Circular

Cover Page

5.   Please provide the Cover Page of the Offering Circular in the format prescribed by Form 1-A or advise. Please note that the Cover Page of the Offering Circular should be limited to one page if possible.

Risk Factors, page 10

"Changes in laws or regulations governing our operations may adversely affect our business…," page 12

6.   We note you indicate in this risk factor that you are not currently subject to regulation by laws of the local, state and U.S. Federal levels. Please clarify.

Business and Properties, page 13

7.   We note that your database is derived through www.hardmoneyfunding.com. Please revise to clarify how you are in the business of "providing access" to this database and how you generate revenues through this database.

8.   We note you indicate on page 16 that the company makes loan request "blasts" to the database's members to generate additional loan requests. Please revise to clarify the form of these marketing "blasts," explain how these "blasts" result in loan requests and why timing is important. In addition, please describe how these loan blasts impact your business.

9.   In your response to Comment 3(d), please name any customers that account for a major portion of your sales. Please also revise to provide the material terms of the license agreements you have with the three private investment funds.

10.   Please clarify in your response to Comment 3(f) whether your employee is subject to a collective bargaining agreement.

11.   We note you indicate in response to Comment 3(h) that the license agreements are for a period of one year. Please revise your disclosure to provide the expiration dates for any significant license agreements.

12.   Please revise your response to Comment 3(k) to provide the date you acquired the www.hardmoneyfunding.com domain and corresponding database and the material terms of this acquisition, including quantifying the costs of such acquisition.

13.   We note you indicate that the Company did not have profits during the last fiscal year due to its recent founding. As such, please provide responses to Comments 4(a) and (b) of Form 1-A or tell us why you are not required to do so.

Offering Price Factors, page 18

14.   You refer to the conversion of outstanding convertible securities and the elimination of 9,500,000 Preferred Shares. Please clarify which outstanding securities are convertible and describe the conversion features. Based upon disclosure elsewhere in the document, it appears that only 2,210,000 preferred shares are currently outstanding.

Use of Proceeds, page 20

15.   Please revise your response to Comment 9(a) to set forth the use of the proceeds from the offering if the minimum amount is sold. Please also provide the table in the format prescribed by Comment 9(a) of Form 1-A.

16.   We note your response to Comment 9(b) that there is no minimum amount that needs to be raised before the Company is permitted to begin using offering proceeds. We further note that on page 7, Part II – Offering Circular, you indicate that the minimum number of securities offered shall be 100,000. Please revise to clarify.

Capitalization, page 22

17.   Please revise your capitalization table to reflect the Company's position as of the most recent balance sheet date.

18.   Please present the dollar amount of equity accounts, rather than the percentage of each class that is outstanding. Please also present in the table the amount preferred stock that will be outstanding after the offering, even if there is no change due to the offering.

19.   Please tell us why the Retained earnings (deficit) line item is zero, when you have reported a net loss of $12,121 for the period ended June 25, 2012.

20.   Please tell us how you calculated the minimum and maximum amounts presented for common stock and additional paid in capital.

21.   Please revise the amounts shown as Total stockholders' equity (deficit) to reflect the sum of preferred and common stock outstanding, additional paid in capital and retained earnings (deficit).

Officers and Key Personnel of the Company, page 24

22.   Please revise to clarify the amount of time Mr. Newell will spend on Company matters if less than full time. Please refer to Comment 30 of Form 1-A.

23.   We note you indicate on page 16 that you have an independent contractor who serves as the senior loan officer and independent legal counsel for your commercial loan origination and securities compliance. Please refer to the definition of "key personnel" in Comment 32 of Form 1-A and provide the information required by Comment 32 or tell us why you are not required to do so.

24.   We note you indicate in your response to Comment 35(c) of Form 1-A that Mr. Newell has either co-founded or acquired several private investment funds that were start-up or development stage companies. Please revise to identify these investment funds.

Principal Shareholders, page 26

25.   Please tell us how you calculated the 9,225,200 and 9,911,200 minimum and maximum shares, respectively, to be outstanding after this offering disclosed on page 28.

Management Relationships, Transactions and Remuneration, page 28

26.   We note you indicate in response to Comment 40(b) of Form 1-A that the board of directors anticipates setting appropriate salaries for its Executive Officers. Please revise to clarify when you anticipate salaries will be determined and briefly explain how such salaries will be determined.

Financial Statements, page 30

27.   Please provide a balance sheet as of December 31, 2011. Also, clarify if the balance sheet you included is as of June 30, 2012 and revise as necessary. See Part F/S of Form 1-A for reference.

28.   Please file statements of operations, cash flows and stockholders' equity for the period from inception through December 31, 2011. Also, clarify if the income statement you

included is for the period ended June 30, 2012 and revise as necessary. See Part F/S of Form 1-A for reference.

29.   Please include notes to the financial statements, including but not limited to, significant accounting policies, basis of presentation, and related party transactions.

Part III – Exhibits

Item 1. Index to Exhibits, page 34

30.   Please file an executed version of the by-laws.

31.   Please file a legal opinion as an exhibit. Please refer to Item 2(11) of Part III – Exhibits of Form 1-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Tyler B. Wilson, Esq.
        Via E-mail